EXHIBIT 21

SUBSIDIARIES

MPSI Systems Limited	U.K. Corporation
MPSI Systems K.K	Japanese Corporation
Shanghai MPSI Software Inc	Chinese Corporation
Management Planning Systems, Inc	Oklahoma Corporation

Inactive Corporations
MPSI do Brasil	Brazil Corporation
MPSI Australia Pty. Ltd.	Australia Corporation
MPSI China Inc	Delaware Corporation
MPSI Systems Pte. Ltd.	Singapore Corporation
MPSI Surveys Inc	Oklahoma Corporation
MPSI Systems Canada Inc	Canadian Corporation
MPSI Systems GmbH	German Corporation
Quest Systems International Inc	Delaware Corporation

Branch Offices
Seoul, South Korea	Branch of MPSI Systems Pte. Ltd.
Johannesburg, South Africa	Branch of Management Planning Systems Inc.
(d/b/a MPSI Africa Inc.)